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VIA EDGAR	February 7, 2020

Re:	Vivint Smart Home, Inc.
Registration Statement on Form S-3

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Vivint Smart Home, Inc., a Delaware corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-3 (the “Registration Statement”), together with certain exhibits thereto, relating to (i) the possible sale by certain stockholders of the Registrant identified in the Registration Statement (the “Selling Stockholders”) of an aggregate of up to 20,789,474 shares (the “Selling Stockholder Shares”) of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and (ii) the issuance by the Registrant of up to 17,433,334 shares of Class A Common Stock (the “Warrant Shares”) that are issuable upon the exercise of 17,433,334 currently outstanding warrants (the “Warrants”), in each case in the manner specified in the Registration Statement.

The filing fee for Registration Statement in the aggregate amount of $66,481.69 has previously been deposited by wire transfer of same day funds to the Commission’s account.

Supplementally, we respectfully advise the staff of the Commission (the “Staff”) that the Registrant and the transactions covered by the Registration Statement satisfy the eligibility requirements of Form S-3 as set forth in General Instruction I thereof as follows.

Registrant Requirements

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I.A.1., the Registrant is incorporated under the laws of the State of Delaware, after redomiciling from the Cayman Islands on December 18, 2018, and has its principal business operations in the United States.

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I.A.2., each of the Registrant’s Class A Common Stock and Warrants are a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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I.A.3., the Registrant (a) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) and for a period of at least twelve calendar months preceding the filing of the Registration Statement; and (b) has filed in a timely manner all the material required under the General Instructions to Form S-3 to be filed during the twelve calendar months and any portion of the month immediately preceding the filing of the Registration Statement.

•	I.A.4., neither the Registrant nor any of its subsidiaries has failed to make any required payment or defaulted on any obligations specified clauses (a) or (b) of General Instruction I.A.4.

Accordingly, we believe that the Registrant satisfies the registrant requirements set out in General Instruction I.A. of Form S-3.

Transaction Requirements

General Instruction I.B to Form S-3 permits the registration of securities offerings meeting any of the conditions specified in subsections 1. through 6. of General Instruction I.B and made by eligible registrants meeting the registrant requirements of Form S-3.

Selling Stockholders Shares. The Registrant’s Class A Common Stock is listed on the New York Stock Exchange and all of the Selling Stockholder Shares are to be offered for the account of persons other than the Registrant. Accordingly, the Selling Stockholder Shares satisfy the transaction requirements of General Instruction I.B.3.

Warrant Shares. The aggregate market value of the voting and non-voting common stock held by non-affiliates of the Registrant exceeds $75 million. Holders of the Warrants have the right to purchase from the Registrant shares of Class A Common Stock for cash at the price of $11.50 per share. Accordingly, the Warrant Shares satisfy the transaction requirements of General Instruction I.B.1. Alternatively, as the Warrant Shares are issuable upon the exercise of outstanding warrants issued by the Registrant and the Registrant has provided the information specified in General Instruction I.B.4 (b) and (c), the Warrant Shares satisfy the transaction requirements of General Instruction I.B.4.

If you have any questions on the above-referenced Registration Statement, please contact Igor Fert at (212) 455-2255 or Mark Brod at (212) 455–2163.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP